EXHIBIT 99.1

Combined General Meeting of May 22, 2025 - Availability of the preparatory documents

Daix (France), New York City (New York, United States), April 30,  2025 – Inventiva (Euronext Paris and Nasdaq: IVA), a clinical-stage biopharmaceutical company focused on the development of oral small molecule therapies for the treatment of metabolic dysfunction-associated steatohepatitis (“MASH”), also known as non-alcoholic steatohepatitis (“NASH”), and other diseases with significant unmet medical needs, today announced the availability of the preparatory documents for the Combined General Meeting of May 22, 2025.

Shareholders are invited to participate in the Combined General Meeting that will be held on May 22, 2025 at 9 a.m. CEST at Hôtel Villa M, 24 – 30 Boulevard Pasteur, 75015 Paris (France).

The preliminary notice of meeting comprising the agenda and the draft resolutions, as well as information on how to attend and vote at the Combined General Meeting, was published in the Bulletin des Annonces Légales Obligatoires (BALO) n°44 of April 11, 2025 and a translation was filed with the Securities and Exchange Commission on April 11, 2025.

Information and documents pertaining to the Combined General Meeting are available on the Company's website (www.inventivapharma.com, section "Investors" / "Shareholder Meetings").

In accordance with articles R. 225-83 and R. 225-89 of the French Commercial Code, documents that must be available for the shareholders for the purpose of general meetings will be available at the Company's registered office, 50, Rue de Dijon, 21121 Daix (France), the fifteenth day prior to the Combined General Meeting.

Documents listed in Article R.22-10-23 of the French Commercial Code are available on Inventiva’s website mentioned above as of tomorrow, the twenty-first day that precedes the General Meeting.

In accordance with applicable regulatory provisions:

  any shareholder holding registered shares may, up to the fifth day, including, prior to the General Meeting, request these documents to be sent by the Company. For shareholders holding bearer shares, the exercise of this right is subject to the submission of a shareholding certificate delivered by their financial intermediary; and
  any shareholder may consult these documents at the Company's registered office by sending a request by e-mail to the following electronic address: agiva22052025@inventivapharma.com.

About Inventiva

Inventiva is a clinical-stage biopharmaceutical company focused on the research and development of oral small molecule therapies for the treatment of patients with MASH and other diseases with significant unmet medical need. The Company is currently evaluating lanifibranor, a novel pan-PPAR agonist, in the NATiV3 pivotal Phase 3 clinical trial for the treatment of adult patients with MASH, a common and progressive chronic liver disease.

The Company has a scientific team of approximately 90 people with deep expertise in the fields of biology, medicinal and computational chemistry, pharmacokinetics and pharmacology, and clinical development. It owns an extensive library of approximately 240,000 pharmacologically relevant molecules, approximately 60% of which are proprietary, as well as a wholly owned research and development facility.

Inventiva is a public company listed on compartment B of the regulated market of Euronext Paris (ticker: IVA, ISIN:
FR0013233012) and on the Nasdaq Global Market in the United States (ticker: IVA).
http://www.inventivapharma.com

Contacts

Inventiva Pascaline Clerc EVP, Strategy and Corporate Affairs media@inventivapharma.com +1 202 499 8937	Brunswick Group Tristan Roquet Montegon / Aude Lepreux / Julia Cailleteau Media relations inventiva@brunswickgroup.com +33 1 53 96 83 83	ICR healthcare Patricia L. Bank Investor relations patti.bank@icrhealthcare.com +1 415 513 1284

Important Notice

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, included in this press release are forward-looking statements. These statements include, but are not limited to, forecasts and estimates with respect to Inventiva’s clinical trials, including design, protocol, duration, timing, and costs for those trials, including the ongoing NATiV3 Phase III clinical trial with lanifibranor in MASH, and the results and timing thereof and regulatory matters with respect thereto, clinical trial data releases and publications, the information, insights and impacts that may be gathered from clinical trials, the potential therapeutic benefits of lanifibranor, potential regulatory submissions, approvals and commercialization, Inventiva’s pipeline and development plans, the clinical development of and regulatory plans and pathway for lanifibranor, and future activities, expectations, plans, growth and prospects of Inventiva and its partners, and future activities, expectations, plans, growth and prospects of Inventiva. Certain of these statements, forecasts and estimates can be recognized by the use of words such as, without limitation, “believes”, “anticipates”, “expects”, “intends”, “plans”, “seeks”, “estimates”, “may”, “will”, “would”, “could”, “might”, “should”, “designed”, “hopefully”, “target”, “potential”, “opportunity”, “possible”, “aim”, and “continue” and similar expressions. Such statements are not historical facts but rather are statements of future expectations and other forward-looking statements that are based on management's beliefs. These statements reflect such views and assumptions prevailing as of the date of the statements and involve known and unknown risks and uncertainties that could cause future results, performance, or future events to differ materially from those expressed or implied in such statements. Actual events are difficult to predict and may depend upon factors that are beyond Inventiva's control. There can be no guarantees with respect to product candidates that the clinical trial results will be available on their anticipated timeline, that future clinical trials will be initiated as anticipated, that product candidates will receive the necessary regulatory approvals, or that any of the anticipated milestones by Inventiva or its partners will be reached on their expected timeline, or at all. Future results may turn out to be materially different from the anticipated future results, performance or achievements expressed or implied by such statements, forecasts and estimates, due to a number of factors, including that the recommendation of the DSMB may not be indicative of a potential marketing approval, Inventiva cannot provide assurance on ultimate impact of the Suspected Unexpected Serious Adverse Reaction (SUSAR) on the results or timing of the NATiV3 trial or regulatory matters with respect thereto, Inventiva is a clinical-stage company with no approved products and no historical product revenues, Inventiva has incurred significant losses since inception, Inventiva has a limited operating history and has never generated any revenue from product sales, Inventiva will require additional capital to finance its operations, in the absence of which Inventiva may be required to significantly curtail, delay or discontinue one or more of its research or development programs or be unable to expand its operations or otherwise capitalize on its business opportunities and may be unable to continue as a going concern, Inventiva’s ability to obtain financing, to enter into potential transactions, and Inventiva’s ability to satisfy in part or full the closing conditions for subsequent tranches of the structured financing announced on October 14, 2024 (the “Structured Financing”) on the expected timing or at all, and whether and to what extent the prefunded warrants issued in connection with the Structured Financing may be exercised and by which holders, Inventiva's future success is dependent on the successful clinical development, regulatory approval and subsequent commercialization of its product candidate, lanifibranor, preclinical studies or earlier clinical trials are not necessarily predictive of future results and the results of Inventiva's and its partners’ clinical trials may not support Inventiva's and its partners’ product candidate claims, Inventiva's expectations with respect to its clinical trials may prove to be wrong and regulatory authorities may require additional holds and/or additional amendments to Inventiva’s clinical trials, Inventiva’s expectations with respect to the clinical development plan for lanifibranor for the treatment of MASH may not be realized and may not support the approval of a New Drug Application, Inventiva and its partners may encounter substantial delays beyond expectations in their clinical trials or fail to demonstrate safety and efficacy to the satisfaction of applicable regulatory authorities, the ability of Inventiva and its partners to recruit and retain patients in clinical studies, enrollment and retention of patients in clinical trials is an expensive and time-consuming process and could be made more difficult or rendered impossible by multiple factors outside Inventiva's and its partners’ control, Inventiva's product candidates may cause adverse drug reactions or have other properties that could delay or prevent their regulatory approval, or limit their commercial potential, Inventiva faces substantial competition and Inventiva’s and its partners' business, preclinical studies and clinical development programs, including their timelines, its financial condition and results of operations could be materially and adversely affected by geopolitical events, such as the conflict between Russia and Ukraine and related sanctions, the conflict in the Middle East and the related risk of a larger conflict, health epidemics, and macroeconomic conditions, including global inflation, fluctuations in interest rates, uncertain financial markets, tariffs and other trade barriers that have been or may in the future be imposed, and disruptions in banking systems. Given these risks and uncertainties, no representations are made as to the accuracy or fairness of such forward-looking statements, forecasts, and estimates. Furthermore, forward-looking statements, forecasts and estimates only speak as of the date of this press release. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Please refer to the Universal Registration Document for the year ended December 31, 2024, filed with the Autorité des Marchés Financiers on April 15, 2025, and the Annual Report on Form 20-F for the year ended December 31, 2024, filed with the Securities and Exchange Commission on April 15, 2025. Other risks and uncertainties of which Inventiva is not currently aware may also affect its forward-looking statements and may cause actual results and the timing of events to differ materially from those anticipated. All information in this press release is as of the date of the release. Except as required by law, Inventiva has no intention and is under no obligation to update or review the forward-looking statements referred to above. Consequently, Inventiva accepts no liability for any consequences arising from the use of any of the above statements.

Attachment

  Inventiva - PR - Availability of the preparatory documents of the GM of May 22 2025 - EN - 04 30 2025 (https://ml-eu.globenewswire.com/Resource/Download/e7ef8847-1cb9-46f9-85a7-bab8f2881006)